FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 Under
                       The Securities Exchange Act of 1934

For January 29, 2003
Commission File Number: 0-30868

                          Crosswave Communications Inc.

                 (Translation of registrant's name into English)
  Crest Yasuda Bldg., 3-21 Kanda Nishiki-cho, Chiyoda-ku, Tokyo 101-0054, Japan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(7): [ ]

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the reg-istrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a mate-rial event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [  ]                No [ X ]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- -------------

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATMENT ON FORM F-3 (FILE NO. 333-101358) OF CROSSWAVE COMMUNICATIONS INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.


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                                  EXHIBIT INDEX




   Exhibit      Date         Description of Exhibit
   -------   ----------      ----------------------

      1      01/28/2003      Crosswave Announces ADR Ratio Change

      2      01/29/2003      PUBLIC NOTICE OF RECORD DATE FOR CONVOCATION
                             OF EXTRAORDINARY GENERAL SHAREHOLDERS'MEETING
                             -(Translation)









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                                                                      Exhibit 1

                      Crosswave Announces ADR Ratio Change

     TOKYO--(BUSINESS WIRE)--Jan. 28, 2003--Crosswave Communications Inc. ("Crosswave", NASDAQ:CWCI), today announced that its Board of Directors has authorized a ratio change of its American Depositary Receipts (ADRs) to enable the company to meet the minimum bid price requirement for maintaining its listing on the NASDAQ National Stock Market.
     The ratio will be changed from one ordinary share per two hundred ADRs to one ordinary share per twenty ADRs. Crosswave ADR holders will be required to exchange their existing ADRs for new ADRs on the basis of one new Crosswave ADR for every ten existing Crosswave ADRs surrendered. The number of ordinary shares represented by each holding of ADRs will remain unchanged, except to the extent fractional ADRs result. As no fractional ADRs will be issued, any resulting fractional ADRs will be paid out in cash. The ratio change will be effective and begin trading at the new ratio on Tuesday, February 18, 2003, Eastern Standard Time.

Summary of the ratio change

  Current ratio
          1 ADR=1/200 of an ordinary share
  New ratio
          1 ADR=1/20 of an ordinary share
  Effective date (the date on which trading will begin at the new ratio)
          February 18, 2003 (EST)

Additional information

  ADR listing
          NASDAQ (Listed on August 4, 2000)
  Depositary for American Depositary Receipts
          JPMorgan Chase Bank
  ADR price
          $0.60 (January 27, 2003 closing price)


Please see FAQ on our Web site for your reference.
http://www.cwc.co.jp/en/whatsnew/082.html

     About Crosswave

     Crosswave Communications Inc. (NASDAQ: CWCI) offers broadband data communication services on Japan's first nationwide fiber-optic network specifically designed and dedicated to data traffic. Crosswave was established in October 1998 by Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI), Sony Corporation and Toyota Motor Corporation with the goal of providing advanced, high-speed, cost-effective, end-to-end data communications services to customers in Japan and to take advantage of market growth and demand for broadband data communications networks.

     The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Crosswave Communications Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

    CONTACT: For inquiries about ADR and procedures:
             JPMorgan Chase Bank
             JPMorgan Service Center: +1-781-575-4238
             Contact in Tokyo: +81-3-5770-9041
                                 or
             For general inquiries:
             Crosswave Communications Inc.  Investor Relations Office
             Hiroaki Tsuno
             Tel: +81-3-5205-4580 Fax: +81-3-5205-4581
             Email: ir@cwc.co.jp
             URL: http://www.cwc.co.jp/




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                                                                      Exhibit 2

(Translation)


                          PUBLIC NOTICE OF RECORD DATE
                                       FOR
           CONVOCATION OF EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING


You are hereby notified that February 13, 2003 (Thursday) shall be the record date for the purpose of determining the shareholders entitled to voting rights at the extraordinary general shareholders' meeting which is scheduled to be held in the first ten days of March, 2003. The shareholders recorded in the register of shareholders as of the close of the said date shall be the shareholders who are able to exercise their rights.

January 29, 2003

        Crosswave Communications Inc.
        3-21, kanda Nishiki-cho,
        Chiyoda-ku, Tokyo



                     Place of business of the Transfer Agent:

                     Securities Agency Department
                     Mitsubishi Trust and Banking Corporation
                     7-7, Nishi-Ikebukuro 1-chome, Toshima-ku, Tokyo



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                                   Signatures


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  Crosswave Communications Inc.

Date: January 29, 2003            By:  /s/  Yasuharu Fushimi
                                     ---------------------------------------
                                            Yasuharu Fushimi
                                            Chief Financial Officer and
                                            Representative Director







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